September 14, 2009

VIA EDGAR

Mr. Jeffrey Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Antigenics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File Number 000-29089

Dear Mr. Riedler:

This letter responds to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 31, 2009, regarding the above-referenced Form 10-K of Antigenics Inc. (the “Company”, “we”, “our” or “us”). We have repeated the text of the comments by number and in bold. Where requested to provide proposed disclosure for our 2009 Form 10-K, we have underlined the additions and struck through deletions of the disclosure in our Form 10-K for the year ended December 31, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K

Business, page 11

1. We note you have entered into license agreements with Glaxo Smith Kline and Elan in relation to the right to use QS-21 for the development of vaccines. Please provide proposed disclosure for your 2009 Form 10-K which includes the following information in relation to each of these agreements:

•	The amounts paid to date;

•	The aggregate potential milestone payments;

•	The percentage range of royalties; and,

•	Termination provisions

We note that the Staff has requested additional information pertaining to amounts paid to date, the aggregate potential milestone payments and the percentage range of royalties under each of these agreements. We have not included most of this information in our proposed disclosure below because we have been previously granted confidential treatment of such information by the Staff. We believe that the requested information, if disclosed, would cause substantial competitive injury through the disclosure of confidential commercial or financial information. We respectfully refer the Staff to our requests dated, May 11, 2009 pertaining to the Amended GSK supply agreement, August 3, 2006 pertaining to the GSK license agreement, and November 8, 2007 pertaining to the license and supply agreements with Elan. Below is our currently proposed disclosure for our 2009 Form 10-K:

GSK. In July 2006, we entered into a license agreement and a supply agreement with GSK for the use of QS-21. On July 20, 2007, we executed a letter of intent with GSK amending the supply agreement to accelerate GSK’s commercial grade QS-21 manufacturing rights. Pursuant to the terms of the letter agreement, GSK obtained the right to manufacture all of its requirements of commercial grade QS-21 and, upon our election, is obligated to supply us (or our affiliates, licensees, or customers) certain quantities of commercial grade QS-21 for a stated period of time. On January 16, 2009, we entered into an Amended and Restated Manufacturing Technology Transfer and Supply Agreement (the “Amended GSK supply agreement”) reflecting the provisions of the July 20, 2007 letter agreement. To date we have received $8.8 million in up-front and milestone payments related to these agreements. In addition, for manufacturing profits that were anticipated to have otherwise been payable under the 2006 GSK supply agreement, GSK agreed to pay us $1.75 million on or before December 31, 2008 and fixed additional amounts thereafter. Furthermore, under both the license and the supply agreements, we are entitled to receive milestone payments upon the achievement of certain benchmarks and royalties on net sales of resulting product for a period of at least 10 years after the first commercial sale. The agreements may be terminated by either party upon a material breach if the breach is not cured within the time specified in the agreement. The termination or expiration of the GSK license agreement does not relieve either party from any obligation which accrued prior to the termination or expiration. Among other provisions, the milestone payment obligations survive termination or expiration for any reason, and the license rights granted to GSK survive expiration of the GSK license agreement. The license rights and payment obligations of GSK under the Amended GSK supply agreement survive termination or expiration, except that GSK’s license rights and future royalty obligations do not survive if we terminate due to GSK’s material breach unless we elect otherwise.

We understand that QS-21 is a key component included in several of GSK’s proprietary adjuvant systems and that a number of GSK’s vaccine candidates currently under development are formulated using adjuvant systems containing QS-21. GSK has initiated a Phase 3 study evaluating its investigational MAGE-A3 Antigen-Specific Cancer Immunotherapeutic containing QS-21 in non-small cell lung cancer. GSK and its research partners have also released data from Phase 2 studies of its malaria vaccine candidate in African infants and young children. GSK has indicated that it intends to proceed into late stage trials of what could be the first malaria vaccine for infants and young children in Africa. ~~We will receive royalties on net sales for a period of at least 10 years after the first commercial sale under the GSK supply agreement.~~

Elan. We granted Elan a commercial license for the use of QS-21 in research and commercialization of products. Under the terms of the agreement, we are entitled to receive future milestone payments and product royalties in the event of the successful development of Elan’s Alzheimer’s disease vaccine that contains QS-21 for at least 10 years after the first commercial sale of such product. In 2007, Elan initiated a Phase 2 study of their vaccine. To date we have received $3 million in up-front and milestone payments related to this license agreement. Pursuant to the terms of the supply agreement between the parties, we (directly or through a third-party manufacturer) are Elan’s exclusive supplier of QS-21 and receive payments for manufacturing clinical materials supplied at the request of Elan. Expiration or termination of the license agreement is without prejudice to any rights that accrued to the benefit of the parties prior to the date of such expiration or termination. Upon expiration of the license agreement, Elan will have a royalty-free license. Upon early termination of the license agreement, Elan’s license rights terminate and future payment obligations do not accrue, provided that if Elan terminates early without cause, and we have made irrevocable commitments for the establishment of capacity to meet Elan’s supply needs, the parties shall negotiate a termination payment to us.

2. We note your disclosure that on November 30, 2008, you entered into a patent assignment assigning all rights, title, and interest in certain patent applications in return for an up-front payment and a future payment. Please identify the entity and patents that you are referring to. It appears that you are substantially dependent on this agreement for liquidity and it amounted to a substantial portion of your revenue for the year ended December 31, 2008. In addition, please file this agreement as an exhibit to your filing or provide us with your analysis as to why you are not required to file it.

On November 30, 2008, we assigned patent applications PCT/US2002/40910, US 10/499890, AU2002357359A, JP2003556090T and CA2471092A, each entitled “Compositions comprising immunoreactive reagents and saponins, and methods of use thereof”, and all substitutions, continuations, continuations-in-part, divisionals, supplementary protection certificates, renewals, all letters patent granted thereon, all reissues, reexaminations, extensions, confirmations, utility models, registrations and patents of addition thereof, which have been or may be filed in the United States or elsewhere in the world (the “Patent Applications”) to CSL Limited, an Australian corporation. Prior to our entering into the assignment arrangement, in the ordinary course of strategic planning, we had made the decision not to pursue the Patent Applications ourselves, as they were not material to our business. Subsequently, we were approached by, and agreed to assign the Patent Applications to, CSL Limited. Pursuant to the terms of the agreement, CSL Limited agreed to pay us $4,750,000 with $2,000,000 due and payable upon signing. At December 31, 2008 our cash balance was $34,463,000 and we projected a net cash spend of $25 million during the year ending December 31, 2009, therefore we were not substantially dependent on this agreement for our liquidity. We note that the Staff has indicated that the $2 million dollar payment in 2008 represented a substantial portion of our revenues for the year ended December 31, 2008. However, the $2 million was not included as revenues in our Statement of Operations for the year ended December 31, 2008, rather it was classified as Other Income. The total consideration to be received under the agreement represented approximately 8% of our total assets at December 31, 2008. There are no further payments owing under this agreement. We therefore determined that the assignment of the Patent Applications was a disposition of an insignificant amount of assets and that the agreement provided no material rights to, or obligations of, the Company. Accordingly, we do not believe we are required to file the agreement.

Executive Compensation

Annual Incentive Bonuses, page 108

3. Your Compensation Discussion and Analysis does not disclose the “company’s annual goals and objectives and functional area goals, as well as individual performance objectives” that provide the basis for your NEO’s annual incentive bonuses. Please provide us with draft disclosure for your 2009 Form 10-K which provides the following:

•	The company, functional area, and individual goals and objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

Additionally, confirm that you will discuss the achievement of these objectives. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

The Company’s annual goals and objectives are outlined on page 107 of our 2008 Form 10-K. Due to the Company’s small size and limited organizational complexity Named Executive Officers, or NEOs, are expected to perform and contribute cross-functionally and the annual incentive bonus is designed to reward the achievement of overall company goals and objectives. Little if any distinction is made in annual bonuses paid to NEOs based on functional or individual goals except as they relate to the achievement of overall company goals and objectives. We believe that disclosing functional and individual goals in addition to Company goals would be duplicative.

The Company’s annual goals and objectives are set at the beginning of each fiscal year and are reviewed and approved by the Board of Directors. At the end of the fiscal year our executive management prepares a status report outlining the extent to which the goals and objectives were achieved and presents that to the Compensation Committee along with a recommendation on the percentage funding level for the NEO’s target bonus awards. The Compensation Committee approves and/or adjusts that recommendation based on their assessment of the Company’s performance vis-à-vis its annual goals and objectives and the available resources. Once approved, the recommended bonus payout level is applied to each NEO’s target bonus percentage to determine the actual bonus paid. While adjustments can be made to the individual NEO’s actual bonus paid, those adjustments occur infrequently and are limited in size.

In our 2009 Form 10-K disclosure, we will remove references to individual and functional area goals and objectives to avoid confusion, but respectfully request the Staff to accept no additional changes to our existing disclosures.

4. We note your statement on page 119, that the funding for the target incentive awards is based on the extent of achievement of a predetermined set of corporate objectives and milestones. Please provide us with draft disclosure for your 2009 Form 10-K which provides the following:

•	The predetermined corporate objectives and milestones; and,

•	A discussion of how the level of achievement will affect the funding of the target incentive awards.

Additionally, confirm that you will discuss the extent to which objectives and milestones are achieved. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

The predetermined corporate objectives and milestones for 2008 are set forth on page 107 of our 2008 Form 10-K and will similarly be disclosed for 2009. Because awards are determined based on a qualitative review of the facts and circumstances related to the Company, we cannot meaningfully quantify how the level of achievement will affect the funding of the target incentive awards beyond what we have provided on page 109 of our 2008 Form 10-K. In our 2009 Form 10-K, we will discuss the extent to which objectives and milestones have been achieved for the year, as applicable.

Exhibits, Financial Statement Schedules, page 135

5. Please file the change of control agreement you have entered into with Ms. Klaskin as an exhibit to your filing.

Ms. Klaskin is not party to a change in control agreement but is covered under our change of control plan as noted on pages 111 and 123 of our filing. Our executive change of control plan is filed as Exhibit 10.26 to our annual report on Form 10-K for the year ended December 31, 2008.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter fully responds to your concerns.

Please call the undersigned at (212) 994-8200 with any questions regarding this letter.

Sincerely,

/s/ Shalini Sharp
Shalini Sharp
Chief Financial Officer

Cc:	Garo Armen, Chairman and CEO

Paul Kinsella, Ropes & Gray LLP